Exhibit 21.1

Monolithic Power Systems, Inc.

List of Subsidiaries

Legal Entity Name	Place of Incorporation	Other names under which subsidiary does business

MPS International Ltd.	Bermuda

MPS International Ltd. (SH)	China

Chengdu Monolithic Power Systems Co., Ltd	China

MPS International Korea Co., Ltd	Korea

MPS Japan K.K.	Japan